ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600

December 2, 2016

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re: Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

On behalf of Allianz Funds Multi-Strategy Trust, a Massachusetts business trust (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 94 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

In addition to Part C, the Amendment includes the following documents:

1.	Prospectus for Class A, Class C, Class R, Class T, Institutional Class, Class R6, Class P and Administrative Class shares of thirty-nine series of the Trust, and

2.	The Statement of Additional Information of the Trust.

The Amendment is being submitted in connection with the Trust’s annual update to its Registration Statement for all its existing series (the “Funds”), as well as to register Class T shares of the Funds and Class R6 shares of the AllianzGI Short Duration High Income Fund. The Trust expects to file an amendment pursuant to Rule 485(b) under the Act on or prior to the effective date of this Amendment in order to include updated financial information.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me (at 415-315-2344) or to George B. Raine (at 617-951-7556) of this firm.

Regards,

/s/ Justin Hebenstreit

Justin Hebenstreit, Esq.

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
George B. Raine, Esq.
Angela C. Jaimes, Esq.